UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

November 20, 2002

BLUE SQUARE - ISRAEL LTD.

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

SIGNATURES

20 November 2002

Contact:
Blue Square-Israel Ltd.
Zvi Bochman
Vice President & CFO
Telephone: 972-3-9282220
Fax: 972-3-9282299
Email: finance@coop.co.il

Blue Square-Israel Ltd Announces Dividend Payment Date

Rosh Haayin, Israel – November 20, 2002 – Blue Square-Israel Ltd. (NYSE: BSI), announced today that in accordance with a decision made by the Board of Directors, on November 20, 2002, a cash dividend of $0.38 per share will be paid on or about December 18, 2002.

The dividend, net of taxes to be withheld at source, will be paid to shareholders of record as of the close of business on December 4, 2002, ex date December 5, 2002.

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Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 174 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.coop.co.il.

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of markets acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Security and Exchange Commission, particularly the prospect to its public offering in July, 1996.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD.

By:	/s/ Iris Penso
Iris Penso, Adv. Corporate Legal Counsel And Corporate Secretary

Date: November 20, 2002